FOR RELEASE: September 3, 2025 Attention: Business Editors VERSABANK ADDS TWO NEW RECEIVABLE PURCHASE PROGRAM PARTNERS IN CANADA, INCLUDING FIRST SECURITIZATION PARTNER LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has added two new receivable purchase program partners in Canada for the Receivable Purchase Program (RPP). The new partners include the Bank’s first partner under the recent expansion of its RPP to include a securitized financing offering. The Bank has completed the first funding transaction for its RPP Securitization partner and expects funding for the other new partner to commence in the near term. “The addition of these two partners continues to demonstrate the value proposition of our consistently available, readily accessible, economically attractive Receivable Purchase Program and further expands our already dominant position in Canada,” said David Taylor, President, VersaBank. “Importantly, this marks our first partner under our RPP Securitization solution which we believe will significantly expand our addressable market, in both Canada and the United States, as we continue to grow our core RPP offering.” VersaBank's RPP Securitized Financing strategy will include investment in the senior-level tranches (Investment grade, typically AAA-rated level, and subject to the Bank's normal credit approval process) of target securitized credit assets, as well as establish its own platform offering securitization of assets originated and owned by its financing partners. This strategy is intended to capitalize on the current demand from larger point-of-sale and other financing companies for lower-cost securitized financing amidst the current interest rate environment. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. ("Digital Meteor"), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary Digital Deposit Receipts ("DDRs"). VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X